Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES TO PRESENT AT THE BARCLAYS CAPITAL 2012 RETAIL AND RESTAURANTS CONFERENCE

HOUSTON, TX, April 17, 2012 - Stage Stores, Inc. (NYSE: SSI) announced today that Michael Glazer, President and CEO, and Ed Record, COO, will make a presentation at the Barclays Capital 2012 Retail and Restaurants Conference on Tuesday, April 24, 2012, at 1:45 p.m. Eastern Time. The conference is being held at the Crown Plaza Hotel Times Square in New York City.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's website at www.stagestoresinc.com and then click on Investor Relations, then Webcasts, and then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The PowerPoint presentation that management will be using at the conference will be available for viewing in the Investor Relations section of the Company's website.

<u>About Stage Stores</u>
Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 822 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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